UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

O céu do Brasil é Azul

Interim Condensed Financial Statements Individual and Consolidated 3Q2025 Azul S.A.

Azul
PR-ATH

Contents
Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6
Statements of financial position	8
Statements of operations	10
Statements of comprehensive income	12
Statements of changes in equity	13
Statements of cash flows	14
Statements of value added	15
Notes	16

2

AZUL S.A. Declaration of the officers September 30, 2025

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three and nine months ended September 30, 2025.

Barueri, November 13, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tkacz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

AZUL S.A. Declaration of the officers September 30, 2025

Directors’ statement on the independent auditor’s report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor’s report on the examination of the interim condensed individual and consolidated financial statements relating to for the three and nine months ended September 30, 2025.

Barueri, November 13, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tkacz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

AZUL S.A. Summary report of the statutory audit committee September 30, 2025

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee reviewed the management report and the interim condensed individual and consolidated financial statements for the three and nine months ended September 30, 2025. Based on this review and also considering the information and clarifications provided by the Company management and by Grant Thornton Auditores Independentes Ltda. during the year, the Statutory Audit Committee expressed a favorable opinion on the management report and on the interim condensed individual and consolidated financial statements for the three and nine months ended September 30, 2025, together with the independent auditor’s report issued by Grant Thornton Auditores Independentes Ltda., recommending the Board of Directors to approve them.

Barueri, November 13, 2025.

Gilberto de Almeida Peralta

Member and Coordinator of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

James Jason Grant

Member of the Audit Committee

5

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes Ltda. Av. José de Souza Campos, 507 - 5o andar, Cambuí - Campinas (SP) Brasil T +55 19 2042-1036 www.grantthornton.com.br

To the Shareholders, Board of Directors, and Management of

Azul S.A.

Barueri – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Azul S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2025, comprising the balance sheet as of September 30, 2025 and the respective statements of income and comprehensive income for the periods of three and nine months then ended, and changes in shareholders’ equity and cash flows for the period of nine months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is significantly less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

6

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Material uncertainty related to the Company`s ability to continue as a going concern

We draw attention to Explanatory Note no. 2 to the individual and consolidated interim financial information, which states those were prepared under the going concern assumption and that, as of September 30, 2025, the Company's current liabilities exceeded its current assets in the amount of R$ 87,277 thousand (parent) and in the amount of R$ 19,529,527 thousand (consolidated), also stating negative shareholders' equity in the amount of R$ 27,406,740 thousand as of that date and cash flow applied to operational activities in the amounts of R$ 279,342 thousand (parent) and R$ 1,458,420 thousand (consolidated) to the period of nine months ended September 30, 2025. On May 28, 2025, the Company voluntarily filed for judicial reorganization with the United States Bankruptcy Court for the Southern District of New York, under the provisions of Chapter 11 of the United States Bankruptcy Code. These events and conditions, together with other factors described therein, indicate the existence of material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. The plans and actions being developed by management to restore the Company’s financial-economic balance, its cash flow and financial position are described in Explanatory Note no. 2. The individual and consolidated interim financial information do not include any adjustments that may arise from the result of such uncertainty. Accordingly, the preparation of the individual and consolidated interim financial information, as described in Explanatory Note 18.4, follows the provisions of Chapter 11 until its conclusion. Our conclusion is not qualified regarding this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added standard. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, November 13, 2025

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-028.281/O-4 F SP

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

7

AZUL S.A. Statements of financial position September 30, 2025 and December 31, 2024 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Assets	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Current assets

Cash and cash equivalents	5	4,140	2,015	652,579	1,210,009
Short-term investments	6	-	-	1,112,882	71,898
Accounts receivable	7	-	-	2,647,621	1,775,374
Inventories	8	-	-	1,022,172	943,578
Deposits	9	-	-	414,012	328,876
Taxes recoverable	10	32	11	241,038	203,951
Other assets	12	12,724	2,357	880,934	850,052
Advances to suppliers	11	57	-	327,547	274,282
Related parties	28	-	1,307,350	-	-
Total current assets		16,953	1,311,733	7,298,785	5,658,020

Non-current assets

Long-term investments	6	-	-	-	1,040,454
Accounts receivable	7	-	-	7,847	-
Deposits	9	12	65	3,968,360	3,063,786
Taxes recoverable	10	-	-	46,509	36,136
Related parties	28	1,479,825	1,570,408	-	-
Other assets	12	-	-	597,563	411,701
Investments	14	756,912	759,173	-	-
Property and equipment	15	-	-	2,877,879	3,034,554
Right-of-use assets	16	-	-	11,283,001	11,470,679
Intangible assets	17	-	-	1,546,268	1,559,613
Total non-current assets		2,236,749	2,329,646	20,327,427	20,616,923

Total assets		2,253,702	3,641,379	27,626,212	26,274,943

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statements of financial position September 30, 2025 and December 31, 2024 (In thousands of Brazilian reais – R$)

Liabilities and equity	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Current liabilities

Loans and financing	18	-	-	11,291,848	2,207,199
Leases	19	-	1,241,318	4,028,316	6,314,221
Convertible debt instruments	20	54,401	124,321	54,401	124,321
Accounts payable	21	9,892	72,674	3,492,392	4,147,225
Derivative financial instruments	22	-	-	-	65,375
Airport taxes and fees	23	-	-	711,465	584,739
Air traffic liability and loyalty program	24	-	-	6,006,892	6,326,057
Salaries and benefits	25	2,944	2,470	610,229	508,448
Taxes payable	26	484	956	105,576	125,055
Provisions	27	-	-	405,160	670,722
Related parties	28	36,509	5,291	-	-
Other liabilities		-	-	122,033	268,935
Total current liabilities		104,230	1,447,030	26,828,312	21,342,297

Non-current liabilities

Loans and financing	18	-	-	9,034,111	12,774,218
Leases	19	-	1,441,847	12,960,973	15,064,626
Convertible debt instruments	20	495,941	1,058,047	495,941	1,058,047
Accounts payable	21	-	107,416	1,534,773	1,162,396
Airport taxes and fees	23	-	-	733,925	792,680
Taxes payable	26	844	809	200,257	198,898
Provisions	27	300	142	2,468,168	3,508,314
Related parties	28	1,600,923	1,083,007	-	-
Provision for loss on investment	14	27,458,204	28,938,351	-	-
Other liabilities		-	-	776,492	808,737
Total non-current liabilities		29,556,212	32,629,619	28,204,640	35,367,916

Equity	29

Issued capital		7,131,859	2,315,628	7,131,859	2,315,628
Unpaid capital		(71,034)	-	(71,034)	-
Capital reserve		(1,406,991)	2,066,023	(1,406,991)	2,066,023
Treasury shares		(3,148)	(4,334)	(3,148)	(4,334)
Other comprehensive income		5,917	5,917	5,917	5,917
Accumulated losses		(33,063,343)	(34,818,504)	(33,063,343)	(34,818,504)
		(27,406,740)	(30,435,270)	(27,406,740)	(30,435,270)

Total liabilities and equity		2,253,702	3,641,379	27,626,212	26,274,943

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statements of operations Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Parent company
		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Administrative expenses		(571)	(15,639)	(70,189)	(44,952)
Other income (expenses), net		(165)	602	2,253	470

	33	(736)	(15,037)	(67,936)	(44,482)

Equity	14	(1,093,584)	372,113	1,091,290	(4,516,661)

Operating (loss) profit		(1,094,320)	357,076	1,023,354	(4,561,143)

Financial income		5	615	734,492	3,234
Financial expenses		(132,642)	(82,309)	(716,692)	(225,508)
Derivative financial instruments, net		(137,410)	(183,050)	743,328	174,121
Foreign currency exchange, net		(2,095)	28,854	(29,321)	(168,954)

Financial result	34	(272,142)	(235,890)	731,807	(217,107)

Profit (loss) before IR and CSLL		(1,366,462)	121,186	1,755,161	(4,778,250)

Deferred income tax and social contribution	13	-	-	-	39,526

Profit (loss) for the period		(1,366,462)	121,186	1,755,161	(4,738,724)

Basic profit (loss) per common share – R$	30	(0.02)	-	0.03	(0.18)
Diluted profit (loss) per common share – R$	30	(0.02)	-	0.03	(0.18)
Basic profit (loss) per preferred share – R$	30	(1.6)	0.35	2.23	(13.63)
Diluted profit (loss) per preferred share – R$	30	(1.6)	0.35	2.23	(13.63)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

10

AZUL S.A. Statements of operations Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Consolidated
		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Passenger revenue		5,294,096	4,762,755	14,890,392	12,978,859
Other revenues		442,949	366,842	1,183,419	1,001,895
Total revenue	32	5,737,045	5,129,597	16,073,811	13,980,754

Cost of services	33	(4,121,505)	(3,539,660)	(11,572,882)	(10,387,888)

Gross profit		1,615,540	1,589,937	4,500,929	3,592,866

Selling expenses		(240,907)	(249,814)	(676,477)	(664,912)
Administrative expenses		(525,631)	(162,694)	(1,116,758)	(437,004)
Other income (expenses), net		(175,384)	(150,250)	(589,443)	(221,857)
	33	(941,922)	(562,758)	(2,382,678)	(1,323,773)

Operating profit		673,618	1,027,179	2,118,251	2,269,093

Financial income		43,291	56,535	858,529	152,453
Financial expenses		(2,865,663)	(1,320,716)	(7,393,541)	(3,878,968)
Derivative financial instruments, net		(137,411)	(305,137)	723,305	53,303
Foreign currency exchange, net		919,703	664,010	5,448,644	(3,373,158)
Financial result	34	(2,040,080)	(905,308)	(363,063)	(7,046,370)

Profit (loss) before IR and CSLL		(1,366,462)	121,871	1,755,188	(4,777,277)

Current income tax and social contribution	13	-	(685)	(27)	(973)
Deferred income tax and social contribution	13	-	-	-	39,526

Profit (loss) for the period		(1,366,462)	121,186	1,755,161	(4,738,724)

Basic profit (loss) per common share – R$	30	(0.02)	-	0.03	(0.18)
Diluted profit (loss) per common share – R$	30	(0.02)	-	0.03	(0.18)
Basic profit (loss) per preferred share – R$	30	(1.6)	0.35	2.23	(13.63)
Diluted profit (loss) per preferred share – R$	30	(1.6)	0.35	2.23	(13.63)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statements of comprehensive (loss) income Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

		Parent company and Consolidated
		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Profit (loss) for the period		(1,366,462)	121,186	1,755,161	(4,738,724)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Total comprehensive income		(1,366,462)	121,186	1,755,161	(4,738,724)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements

12

AZUL S.A. Statements of changes in equity Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Unpaid capital	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2024		2,315,628	-	2,066,023	(4,334)	5,917	(34,818,504)	(30,435,270)

Profit for the period		-	-	-	-	-	1,755,161	1,755,161
Total comprehensive income		-	-	-	-	-	1,755,161	1,755,161

Capital increase	29	4,816,231	(71,034)	-	-	-	-	4,745,197
Cost of issuing shares		-	-	(43,048)	-	-	-	(43,048)
Share-based payment (a)	31	-	-	70,723	-	-	-	70,723
Effect of fair value of shares issued (b)	29	-	-	(3,499,499)	-	-	-	(3,499,499)
Share repurchase and transfers	29	-	-	(1,190)	1,186	-	-	(4)

At September 30, 2025		7,131,859	(71,034)	(1,406,991)	(3,148)	5,917	(33,063,343)	(27,406,740)

(a)	Referring to the vesting and cancellation of share-based compensation plans (Option Plan and RSU) and the receipt of shares, net of income tax related to the transfer of RSU.
(b)	Difference between the issue value and the fair value of the shares.

Description	Note	Issued capital	AFAC (a)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2023		2,314,821	789	2,029,610	(9,041)	3,106	(25,667,133)	(21,327,848)

Loss for the period		-	-	-	-	-	(4,738,724)	(4,738,724)
Total comprehensive income		-	-	-	-	-	(4,738,724)	(4,738,724)

Share repurchase and transfers	29	-	-	(7,303)	4,707	-	-	(2,596)
Share-based payment (b)	31	807	(789)	33,155	-	-	-	33,173

At September 30, 2024		2,315,628	-	2,055,462	(4,334)	3,106	(30,405,857)	(26,035,995)

(a)	Advance for future capital increase.
(b)	Referring to the vesting and cancellation of share-based compensation plans (Option Plan and RSU) and the receipt of shares, net of income tax related to the transfer of RSU.

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statements of cash flows Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	Nine-month periods ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Cash flows from operating activities
Profit (loss) for the period	1,755,161	(4,738,724)	1,755,161	(4,738,724)
Result reconciliation items
Depreciation and amortization	-	-	2,295,413	1,852,037
Gain (loss) from impairment	-	-	-	(21,366)
Derivative financial instruments, net	(743,328)	(174,121)	(723,305)	(53,303)
Share-based payment	-	-	70,713	33,014
Foreign currency exchange, net	41,996	167,600	(5,438,695)	3,292,158
Financial result	(59,646)	235,757	6,211,784	3,694,275
Result from modification of lease, suppliers and provision	-	-	(1,358,256)	(113,101)
Result in the write-off of fixed assets, right of use and intangible assets	-	-	86,536	(22,683)
Deferred income tax and social contribution	-	(39,526)	-	(39,526)
Result of sale and sale and leaseback	-	-	(32,900)	(59,496)
Equity	(1,091,290)	4,516,661	-	-
Others	158	12	120,725	(970,107)
Reconciled result	(96,949)	(32,341)	2,987,176	2,853,178

Changes in operating assets and liabilities
Accounts receivable	-	-	(918,342)	131,335
Inventories	-	-	(105,236)	(184,482)
Deposits	53	(6)	(407,469)	(286,294)
Taxes recoverable	(21)	4,928	(37,688)	(1,676)
Derivative financial instruments, net	-	-	(46,822)	(51,238)
Other assets	(10,367)	5,822	(514,894)	(224,733)
Accounts payable	3,279	(3,697)	(582,915)	615,285
Airport taxes and fees	-	-	(2,109)	78,731
Air traffic liability and loyalty program	-	-	(61,808)	756,811
Salaries and benefits	472	671	185,055	146,866
Taxes payable	(590)	(195)	(41,925)	(42,737)
Provisions	-	-	(470,519)	(308,894)
Other liabilities	-	-	(169,745)	123,509
Total changes in operating assets and liabilities	(7,174)	7,523	(3,174,417)	752,483

Interest paid
Loans and financing	-	(19,687)	(469,504)	(962,219)
Lease	-	-	(342,382)	(402,569)
Convertible debt instruments	(175,219)	(76,382)	(175,219)	(76,382)
Others	-	-	(284,074)	(355,770)
	(175,219)	(96,069)	(1,271,179)	(1,796,940)

Net cash used by operating activities	(279,342)	(120,887)	(1,458,420)	1,808,721

Cash flows from investing activities
Short and long-term investments	-	-	(22,379)	(106,037)
Payment for acquisition of subsidiary	-	-	(5,924)	-
Cash received on sale of property and equipment	-	-	7,270	-
Sale and leaseback	-	-	30,699	22,677
Acquisition of property and equipment	-	-	(64,890)	(531,110)
Acquisition of capitalized maintenance	-	-	(179,198)	(347,964)
Acquisition of intangible assets	-	-	(74,864)	(120,141)
Net cash used by investing activities	-	-	(309,286)	(1,082,575)

Cash flows from financing activities
Loans and financing
Proceeds	-	250,000	6,233,547	2,299,918
Repayment	-	(106,429)	(2,164,819)	(1,147,155)
Costs	-	(4,446)	(390,166)	(47,168)
Reverse factoring	-	-	-	(447,627)
Leases	-	-	(2,346,604)	(2,200,675)
Related parties	284,068	(16,876)	-	-
Cost of issuing shares	(43,048)	-	(43,048)	-
Capital increase	51,207	-	51,207	-
Advance for future capital increase	-	18	-	18
Treasury shares	(4)	(2,596)	(4)	(2,596)
Net cash provided (used) by financing activities	292,223	119,671	1,340,113	(1,545,285)

Exchange rate changes on cash and cash equivalents	(10,756)	166	(129,837)	3,958

Increase (decrease) in cash and cash equivalents	2,125	(1,050)	(557,430)	(815,181)

Cash and cash equivalents at the beginning of the period	2,015	2,809	1,210,009	1,897,336
Cash and cash equivalents at the end of the period	4,140	1,759	652,579	1,082,155

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

14

AZUL S.A. Statements of value added Periods ended September 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
		Nine-month periods ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gross sales revenue
Passenger revenue	32	-	-	14,892,736	12,980,807
Other revenues	32	-	-	1,285,534	1,087,494
Expected loss with accounts receivable	7	-	-	5,258	496
		-	-	16,183,528	14,068,797
Inputs acquired from third parties
Aircraft fuel		-	-	(4,330,863)	(4,220,787)
Materials, energy, third-party services and others		(31,678)	(17,973)	(4,864,891)	(3,449,888)
Insurances		(10,801)	(4,541)	(73,220)	(67,252)
	33	(42,479)	(22,514)	(9,268,974)	(7,737,927)

Gross value added		(42,479)	(22,514)	6,914,554	6,330,870

Retentions	33
Depreciation and amortization		-	-	(2,295,413)	(1,852,037)
Impairment		-	-	-	21,366

Net value added		(42,479)	(22,514)	4,619,141	4,500,199

Value added received in transfers

Equity	14	1,091,290	(4,516,661)	-	-
Financial income	34	734,492	3,234	858,529	152,453
		1,825,782	(4,513,427)	858,529	152,453

Value added to be distributed		1,783,303	(4,535,941)	5,477,670	4,652,652

Distribution of value added:
Personnel (a)

Salaries and wages		20,468	17,465	1,392,659	1,321,727
Benefits		2,750	2,465	335,770	278,588
F.G.T.S.		448	424	128,122	118,011
	33	23,666	20,354	1,856,551	1,718,326
Taxes, fees and contributions

Federal (b)		1,791	(37,912)	244,820	230,141
State		-	-	40,956	38,301
Municipal		-	-	8,826	9,265
		1,791	(37,912)	294,602	277,707
Third party capital

Financial expenses	34	716,692	225,508	7,393,541	3,878,968
Derivative financial instruments, net	34	(743,328)	(174,121)	(723,305)	(53,303)
Foreign currency exchange, net	34	29,321	168,954	(5,448,644)	3,373,158
Rentals	33	-	-	349,764	196,520
		2,685	220,341	1,571,356	7,395,343

Own capital

Profit (loss) for the period		1,755,161	(4,738,724)	1,755,161	(4,738,724)

(a)	Not including INSS in the amount of R$1,462 in the parent company R$202,769 in the consolidated, as is in the federal tax line.
(b)	In 2024, includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

15

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.

Azul shares are traded on B3 under the code AZUL4 and were suspended on the New York Stock Exchange (“NYSE”) under the code AZUL (Note 2.2.2).

Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of September 30, 2025 is as follows:

16

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the ownership.

					% equity interest
Company	Type of investment	Main activity	State	Country	September 30, 2025	December 31, 2024
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Other services	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela 336 LLC (Canela 336)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	100%

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal effects. Our passenger revenues are generally higher during the summer and winter holidays, in Brazil, in January and July respectively, and the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

2.	GOING CONCERN

2.1   Management Statement

The Company’s individual and consolidated financial statements were prepared on going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities.

On performing the going concern assessment, management considered the financial position and results of operations up to September 30, 2025, as well as other foreseen or occurred events up to the date of issuance of this interim condensed individual and consolidated financial statements.

17

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The conclusion of Management refers to the business plan of the Company approved by the Board of Directors in December 2024 and the entire restructuring process in which the Company was engaged. As of May 28, 2025, the business plan is subject to changes arising from the Prearranged Restructuring in the United States (“Chapter 11”) (Note 2.2.2).

The outcome of Chapter 11 depends on factors that are beyond the Company's control, including actions by the Bankruptcy Court. These individual and consolidated quarterly financial statements do not include any adjustments that may result from the resolution of this uncertainty.

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements is being disclosed and corresponds to that used by it in the development of its business management activities.

2.2   Restructuring

2.2.1	Holders of debt securities, lessors, and suppliers

During the first quarter of 2025, the Company progressed with the restructuring of its obligations to debt holders, lessors and suppliers (Notes 18, 19, 21 and 29).

The restructuring and recapitalization included a structured financing plan, focusing on improving liquidity, cash generation, and reducing leverage, which comprised:

•	Elimination of obligations by issuing shares to lessors and suppliers in exchange for 96,009,988 new preferred shares in a single issuance at a price of R$32.09 (reais) each and a fair value of R$3.29 (reais) each;

•	Partial exchange of the Notes 2030 for new unsecured notes maturing in 2032 and an option for the Company to capitalize the interest into the principal (“PIK”);

•	Definitive and binding agreements, with deferrals of balances, term extensions, and value adjustments; and

•	Public offering, in Brazil, of a primary distribution of preferred shares (“Offering”), all registered, book-entry, and with no par value, free and clear of any liens or encumbrances, issued by the Company and consisting of the primary distribution of 464,089,849 preferred shares, at a price of R$3.58 (reais) each and a fair value of R$1.95 (reais) each.

Within the context of the restructuring, the Offering aimed not only to obtain new financial resources but also to enable the mandatory conversion of 35% of the Senior notes 2L – 2029 and 2030 into preferred shares of the Company.

18

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.2.2	Prearranged Restructuring in the United States – (“Chapter 11”)

2.2.2.1	Chapter 11

On May 28, 2025, the Company entered into Restructuring Support Agreements (“Agreements”) with its main stakeholders, including holders of the Company’s debt securities, its largest lessor, AerCap, and strategic partners United Airlines and American Airlines, with the aim of proactively implementing a financial reorganization process. The Agreements seek to transform Azul’s capital structure through a significant reduction of indebtedness and positive cash generation. To implement them, Azul initiated a voluntary process before the United States Bankruptcy Court (“U.S. Bankruptcy Court”), based on the rules of the U.S. Bankruptcy Code (“Chapter 11”), which provides for financing during the process, debt elimination, and the prospect of new capital injections upon exit from the process.

The process began with the already formalized support of a large part of the stakeholders. The Company secured Debtor in Possession (“DIP”) financing of approximately US$1.6 billion from investors, which will be used to refinance certain existing debts and provide about US$670 million in new liquidity during the process. At the end of the process, installment amortization of the DIP is planned with proceeds from a rights offering of up to US$650 million, with a firm commitment from these investors, in addition to a possible additional investment of up to US$300 million from United Airlines and American Airlines, subject to certain conditions.

Chapter 11 is a financial reorganization process supervised by the United States Bankruptcy Court, which allows for the restructuring of liabilities while maintaining ongoing operations. Azul will use this legal tool to eliminate over US$2 billion in financial debt, readjust lease agreements, and optimize its fleet, with the goal of emerging with greater operational and financial flexibility and sustainability.

Throughout the restructuring process, the Company will continue flying and operating in the normal course of business.

It is important to highlight that a Special Independent Committee (“Committee”) was created to act as an advisory body to the Board of Directors, with powers and authority to evaluate, review, plan, supervise negotiations, and make recommendations to the Board regarding any matters arising from or related to the Chapter 11 proceedings.

The NYSE suspended trading in the Company’s American Depositary Receipts (“ADSs”) and requested the Securities and Exchange Commission to delist the ADSs, a customary procedure after filing under Chapter 11. This delisting does not affect the listing on B3.

2.2.2.2	Restructuring Plan (“Plan”)

To successfully conclude the restructuring process, it is essential for the Company to obtain Court approval of a Restructuring Plan (“Plan”). This plan defines the rights and means of satisfaction of claims from various creditors and stakeholders, and is subject to the outcome of ongoing negotiations and court rulings until its final confirmation. Such rulings may impact the Company’s individual and consolidated financial statements.

19

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The plan must include, among other aspects, mechanisms for resolving claims from shareholders and creditors. Prior to being submitted to the Court, the plan may undergo revisions resulting from discussions with creditors and stakeholders, as well as objections raised and requirements set forth by the Court. There is no guarantee of plan approval.

The plan outlines Azul’s network and capacity plan, along with updated estimates for cost-reduction initiatives based on productivity improvements and finalized contracts already achieved during the Chapter 11 process. The plan emphasizes that the Company expects to emerge as a significantly healthier airline, with reduced overall debt, lease liabilities, lease payments, and substantially lower leverage.

Since May 2025, certain terms and conditions of preliminary agreements with aircraft lessors have been presented to the Court, with contracts being renegotiated in the context of the global restructuring. The Company has begun executing contractual amendments involving changes to payment flows, maintenance reserves and deposits, guarantees, engine swaps, contract rejections, and negotiation of unsecured liabilities related to aircraft and engines.

During the process, the Company is renegotiating, assuming, or rejecting lease agreements and contracts with aircraft and engine manufacturers as part of the fleet optimization plan. Agreements have been reached with major lessors (AerCap, Avolon, PK AirFinance) to reduce costs and adjust contractual conditions.

The main aspects of the plan are:

•	Equity Rights Offering to raise up to US$ 950 million, of which US$ 650 million is backstopped and up to US$ 300 million from strategic investors.
•	Conversion of 1L and 2L debt into shares of the new Azul (New Equity Interests).
•	Management Incentive Plan granting up to 7% of the new shares.
•	Contracting of Exit Debt Facilities to replace debts under the DIP modality.
•	Fleet restructuring with support from AerCap, generating over US$ 1 billion in savings.
•	Elimination of debts from the balance sheet.

2.3   Non-binding Memorandum of Understanding

In September 2025, the Company, in continuation of the Material Fact disclosed on January 15, 2025, informs the conclusion of commercial discussions with the controlling company of Gol Linhas Aéreas Inteligentes S.A. (“Gol”), embodied in the Non-Binding Memorandum of Understanding (“MoU”), which aligned the terms and conditions of a potential business combination between Azul and Gol.

20

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.4   Net working capital and capital structure

The Company’s consolidated working capital and liquid equity position are as shown below:

Description	September 30, 2025	December 31, 2024	Variation

Net working capital	(19,529,527)	(15,684,277)	(3,845,250)
Equity	(27,406,740)	(30,435,270)	3,028,530

The change in the net working capital balance, which represents a 24.5% decline, is mainly due to the raising of financing under the Debtor-in-Possession (“DIP”) facility, aimed at settling other debts.

The positive variation in the equity balance is mainly due to the Company's result for the period, in the amount of R$1,755,161, and the effects related to capital increases due to the restructuring in the amount of R$1,202,650.

3.   DECLARATION OF THE MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company’s interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.

As of September 30, 2025, the Company continues to operate under the original conditions, awaiting future agreements that may be entered into under the scope of Chapter 11. Although the Company’s entry into Chapter 11 may have triggered the non-compliance with certain obligations, counterparties cannot take any action as a result of potential non-compliance.

21

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items bellow:

Fair value:

•      Long-term investments – TAP Bond;

•      Derivative financial instruments; and

•      Debenture conversion right.

Other:

•      Investments accounted for under the equity method.

3.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of this interim condensed individual and consolidated financial statements occurred on November 13, 2025 by the Company’s Board of Directors.

4.	MAIN ACCOUNTING PROCEDURES

The interim condensed individual and consolidated financial statements of the company was prepared based on the main accounting procedures: practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2024 and disclosed on February 24, 2025 and, therefore, must be read together.

4.1	New relevant accounting standards, changes and interpretations

The following accounting standards came into effect on January 1, 2025 and did not significantly impact on the Company’s balance sheet or income statement.

Norm	Charge

CPC 02 – equivalent to IAS 21	Lack of convertibility between currencies
CPC 18 – equivalent to IAS 28	Application of the equity method for the measurement of investments in subsidiaries
ICPC 09	Review for writing correction and reference

4.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Final exchange rates
Description	September 30, 2025	December 31, 2024	Variation %

U.S. dollar	5.3186	6.1923	(14.1%)
Euro	6.2414	6.4363	(3.%)

22

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Average exchange rates
	Three-month periods ended			Nine-month periods ended
Description	September 30, 2025	September 30, 2024	Variation %	September 30, 2025	September 30, 2024	Variation %

U.S. dollar	5.4488	5.5472	(1.8%)	5.6502	5.2445	7.7%
Euro	6.3679	6.1351	3.8%	6.3188	5.7036	10.8%

5.	CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Cash	4,140	1,960	304,128	167,998
Cash equivalents:
Bank Deposit Certificate – CDB	-	-	30,467	698,979
Repurchase agreements	-	55	100,429	294,470
Automatic application - DIP	-	-	217,555	-
Others	-	-	-	48,562
	4,140	2,015	652,579	1,210,009

6.	SHORT AND LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	September 30, 2025	December 31, 2024

TAP Bond	7.5%	Mar-26	969,556	1,004,505
Investment funds	13.3%	Jun-26	143,326	107,847
			1,112,882	1,112,352

Current			1,112,882	71,898
Non-current			-	1,040,454

23

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

7.	ACCOUNTS RECEIVABLE

Description	Consolidated	
	September 30, 2025	December 31, 2024
Local currency		
Credit card companies	1,589,807	720,938
Cargo and travel agencies	354,671	234,036
Loyalty program partners	109,787	37,497
Others	72,745	43,602
Total local currency	2,127,010	1,036,073
Foreign currency		
Credit card companies	21,197	19,659
Reimbursement receivable for maintenance reserves	14,627	101,487
Clearinghouse	50,099	52,203
Others	465,001	593,676
Total foreign currency	550,924	767,025
Total	2,677,934	1,803,098
Allowance for losses	(22,466)	(27,724)
Total net	2,655,468	1,775,374
Current	2,647,621	1,775,374
Non-current	7,847	-

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the nine months ended September 30, 2025, the Company anticipated the receipt of R$7,644,836 in accounts receivable from credit card administrators, without right of return, with an average cost of 1.3% p.m. on the anticipated amount resulting in R$278,386 in interest. On the same date, the balance of accounts receivable is net of R$1,949,115 due to such advances (R$4,434,864 on December 31, 2024).

24

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The breakdown of accounts receivable by maturity, net of allowances for losses:

	Consolidated
Description	September 30, 2025	December 31, 2024

Not past due
Up to 90 days	1,399,973	682,785
91 to 360 days	772,565	553,415
Over 360 days	7,847	-
	2,180,385	1,236,200
Past due
Up to 90 days	66,802	311,261
91 to 360 days	221,790	219,495
Over 360 days	186,491	8,418
	475,083	539,174

Total	2,655,468	1,775,374

As of October 29, 2025, of the total amount due, R$76,960 has been received.

The movement of allowances for losses is presented below:

	Consolidated
Description	September 30, 2025	September 30, 2024

Balances at the beginning of the period	(27,724)	(27,234)
Additions	(20,186)	(22,176)
Reversal	19,615	22,257
Write-off of uncollectible amounts	5,829	415
Balances at the end of the period	(22,466)	(26,738)

8.	INVENTORIES

	Consolidated
Description	September 30, 2025	December 31, 2024

Maintenance materials and parts	1,051,952	966,701
Flight attendant, uniforms and others	21,025	30,430
Provision for losses	(50,805)	(53,553)
Total net	1,022,172	943,578

25

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

9.	DEPOSITS

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Security deposits	12	65	1,227,415	688,034
Maintenance reserves	-	-	3,523,263	2,942,716

Total	12	65	4,750,678	3,630,750

Provision for loss	-	-	(368,306)	(238,088)

Total net	12	65	4,382,372	3,392,662

Current	-	-	414,012	328,876
Non-current	12	65	3,968,360	3,063,786

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2024	65	688,034	2,704,628	3,392,662

Additions (a)	23	772,434	1,480,762	2,253,196
Returns	(76)	(110,356)	(374,308)	(484,664)
Provision movement	-	-	(163,438)	(163,438)
Use by the lessor	-	-	(77,036)	(77,036)
Foreign currency exchange	-	(122,697)	(415,651)	(538,348)

At September 30, 2025	12	1,227,415	3,154,957	4,382,372

At September 30, 2025
Current	-	184,810	229,202	414,012
Non-current	12	1,042,605	2,925,755	3,968,360

At December 31, 2024
Current	-	113,799	215,077	328,876
Non-current	65	574,235	2,489,551	3,063,786

(a)	In 2025, the Company recognized the execution of letters of credit used for security deposits in the amount of R$536,563 and maintenance reserves in the amount of R$1,108,895.

The movement of provision for loss of maintenance reserves is as follows:

	Consolidated
Description	September 30, 2025	September 30, 2024

Balances at the beginning of the period	(238,088)	(278,352)
Movements
Additions	(274,277)	(57,752)
Reversals	33,803	69,029
Use by the lessor	77,036	7,069
	(163,438)	18,346
Foreign currency exchange	33,220	(35,979)
Balances at the end of the period	(368,306)	(295,985)

26

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

10.	TAXES RECOVERABLE

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

PIS and COFINS	-	-	94,127	76,420
ICMS	-	-	60,222	53,018
Taxes withheld	32	11	136,956	114,454
Provision expected loss taxes withheld	-	-	(5,075)	(4,972)
Others	-	-	1,317	1,167

	32	11	287,547	240,087

Current	32	11	241,038	203,951
Non-current	-	-	46,509	36,136

11.	ADVANCE TO SUPPLIERS

	Consolidated
Description	September 30, 2025	December 31, 2024

Local currency	137,047	138,352
Foreign currency	281,988	205,203
Allowance for losses	(91,488)	(69,273)
	327,547	274,282

12.	OTHER ASSETS

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Insurances	12,724	2,357	65,607	97,683
Maintenance	-	-	714,605	737,297
Comissions	-	-	110,882	264,478
DIP Costs	-	-	62,504	-
Lessors	-	-	345,403	-
Others	-	-	179,496	162,295

Total	12,724	2,357	1,478,497	1,261,753

Current	12,724	2,357	880,934	850,052
Non-current	-	-	597,563	411,701

27

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2024	Profit or loss	September 30, 2025	December 31, 2024	Profit or loss	September 30, 2025

Deffered liabilities

Breakage	-	-	-	(294,419)	(87,502)	(381,921)
Foreign currency exchange	(537,910)	(142,774)	(680,684)	(537,910)	(3,515,016)	(4,052,926)
Leases	-	-	-	(3,866,152)	56,662	(3,809,490)
Others	-	-	-	(2,013)	-	(2,013)

Total	(537,910)	(142,774)	(680,684)	(4,700,494)	(3,545,856)	(8,246,350)

Deffered assets

Allowance for losses	-	-	-	2,192	(2,192)	-
Financial instruments	-	-	-	22,228	(22,228)	-
Foreign currency exchange	587,864	148,906	736,770	587,864	1,990,766	2,578,630
Leases	-	-	-	5,853,368	(355,239)	5,498,129
Provisions	954	(258)	696	1,767,016	(564,852)	1,202,164

	588,818	148,648	737,466	8,232,668	1,046,255	9,278,923

Deferred tax asset reducer	(50,908)	(5,874)	(56,782)	(3,532,174)	2,499,601	(1,032,573)

Total	537,910	142,774	680,684	4,700,494	3,545,856	8,246,350

Total income tax and deferred social contribution	-	-	-	-	-	-

13.2	Reconciliation of the effective income tax rate

	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Profit (loss) before income tax and social contribution	(1,366,462)	121,186	1,755,161	(4,778,250)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	464,597	(41,203)	(596,755)	1,624,605

Adjustments to determine the effective rate
Equity	(371,819)	126,518	371,039	(1,535,665)
Unrecorded and recorded benefit no tax losses and temporary differences	(22,746)	(13,024)	(214,640)	(80,171)
Mark to market of convertible instruments	(296,427)	(62,237)	252,732	59,201
Permanent differences	226,395	(10,054)	187,624	(28,444)
	-	-	-	39,526

Deferred income tax and social contribution	-	-	-	39,526
	-	-	-	39,526

Effective rate	0%	0%	0%	1%

28

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Profit (loss) before income tax and social contribution	(1,366,462)	121,871	1,755,188	(4,777,277)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	464,597	(41,436)	(596,764)	1,624,274

Adjustments to determine the effective rate
Unrecorded and recorded benefit no tax losses and temporary differences	(393,981)	124,048	158,058	(1,634,079)
Mark to market of convertible instruments	(296,427)	(62,237)	252,732	59,201
Permanent differences	225,827	(11,462)	185,957	(31,152)
Others	(16)	(9,598)	(10)	20,309
	-	(685)	(27)	38,553

Current income tax and social contribution	-	(685)	(27)	(973)
Deferred income tax and social contribution	-	-	-	39,526
	-	(685)	(27)	38,553

Effective rate	0%	1%	0%	1%

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Tax losses and negative bases	1,799,267	1,197,171	24,697,112	21,160,095

Tax loss (25%)	449,817	299,293	6,174,278	5,290,024
Negative social contribution base (9%)	161,934	107,745	2,222,740	1,904,409

29

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.	INVESTMENTS

14.1	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

At December 31, 2024
ALAB	100%	100%	(28,938,351)
IntelAzul	100%	100%	(21,818)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(28,179,178)

At September 30, 2025
ALAB	100%	100%	(27,458,204)
IntelAzul	100%	100%	(24,079)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(26,701,292)

14.2	Movement of the investments

Description	ALAB	IntelAzul	Total

At December 31, 2024	(28,938,351)	759,173	(28,179,178)

Equity	1,093,551	(2,261)	1,091,290
Capital increase	315,873	-	315,873
Share-based payment	70,723	-	70,723
At September 30, 2025	(27,458,204)	756,912	(26,701,292)

Investments			756,912
Provision for loss on investment			(27,458,204)

30

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

15.	PROPERTY AND EQUIPMENT
	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	Transfers (a)	September 30, 2025

Cost
Maintenance materials and parts		2,133,015	208,645	(73,817)	-	2,267,843
Equipment		212,860	9,096	(1,078)	-	220,878
Aircraft, engines and simulators		384,282	112,502	(146,027)	-	350,757
Improvements		660,624	38,960	(2,676)	6,358	703,266
Maintenance		85,157	-	(52,175)	-	32,982
Others		28,502	585	(2)	-	29,085
Construction in progress		59,314	1,331	(8,355)	-	52,290
Advance payments for acquisition of aircraft		1,036,374	105,279	(181,366)	-	960,287
		4,600,128	476,398	(465,496)	6,358	4,617,388

Depreciation
Maintenance materials and parts	8%	(895,971)	(122,853)	23,193	-	(995,631)
Equipment	18%	(141,485)	(28,405)	1,033	-	(168,857)
Aircraft, engines and simulators	7%	(246,405)	(19,897)	8,620	-	(257,682)
Improvements	8%	(233,508)	(41,226)	1,748	-	(272,986)
Maintenance	12%	(26,031)	(7,582)	13,025	-	(20,588)
Others	7%	(22,174)	(1,593)	2	-	(23,765)
		(1,565,574)	(221,556)	47,621	-	(1,739,509)

Total property and equipment, net		3,034,554	254,842	(417,875)	6,358	2,877,879

(a)	The balances of transfers are between the items “Other assets” and “Inventories”.

During the nine months ended September 30, 2025, the Company carried out “sale and leaseback” transactions for engines, where the revenue, net of sales costs, corresponds to a gain of R$32,900 (R$59,496 on September 30, 2024) and is recognized under the heading “Other costs of services provided”

16.	RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	Modifica-tions	Transfer (a)	September 30, 2025

Cost
Aircraft, engines and simulators		16,856,505	746,973	(577,891)	368,749	-	17,394,336
Maintenance		2,178,896	701,723	(119,247)	(8,123)	148,850	2,902,099
Restoration		2,148,670	321,808	(156,566)	(915,974)	-	1,397,938
Others		350,925	10,089	(1,452)	20,384	-	379,946
		21,534,996	1,780,593	(855,156)	(534,964)	148,850	22,074,319

Depreciation
Aircraft, engines and simulators	9%	(8,163,584)	(1,195,856)	442,084	-	-	(8,917,356)
Maintenance	21%	(883,821)	(350,200)	114,006	(4,049)	-	(1,124,064)
Restoration	20%	(880,533)	(317,053)	155,852	473,282	-	(568,452)
Others	17%	(136,379)	(45,533)	466	-	-	(181,446)
		(10,064,317)	(1,908,642)	712,408	469,233	-	(10,791,318)

Right-of-use assets, net		11,470,679	(128,049)	(142,748)	(65,731)	148,850	11,283,001

(a)	The balances of transfers are between the items “Other assets” and “Inventories”.

31

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17.	INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	September 30, 2025

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	898,465	162,577	(107,583)	953,459
		1,926,429	162,577	(107,583)	1,981,423

Amortization
Software	31%	(366,816)	(175,082)	106,743	(435,155)
		(366,816)	(175,082)	106,743	(435,155)

Total intangible assets, net		1,559,613	(12,505)	(840)	1,546,268

32

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LOANS AND FINANCING

Consolidated
Description	Average nominal rate p.a.	Effective ratem p.a	Maturity	December 31, 2024	Funding (–) costs	Transfer (c)	Debt into equity conversion	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Modifica-tions (a)	Amortized cost	September 30, 2025

In foreign currency – US$

Senior notes – 2026	11.9%	7.8%	Jun-26	196,241	-	-	-	-	-	9,703	(28,344)	-	486	178,086
Senior notes – 2028	11.5%	13.3%	Aug-28	6,196,281	-	-	-	-	(555)	56,330	(308,264)	(5,929,442)	3,762	18,112
Senior notes – 2029	10.9%	11.5%	May-29	1,533,659	-	-	-	-	(815)	14,882	(76,858)	(1,443,339)	-	27,529
Senior notes – 2030	Sofr Index + 8.3% ou 10.7%	10.9%	May-30	3,649,185	-	-	-	-	(5,096)	41,894	(195,001)	(3,309,622)	-	181,360
Senior notes 1L – 2028 (a)	11.5%	11.9%	Aug-28	-	396,779	-	-	(177,843)	(182,960)	470,589	(621,040)	6,084,736	-	5,970,261
Senior notes 2L – 2029	10.9%	11.5%	May-29	-	26,854	-	(489,310)	(40,281)	(48,685)	80,147	(93,499)	1,443,339	-	878,565
Senior notes 2L – 2030	Sofr Index + 8.3% ou 10.7%	10.9%	May-30	-	58,290	-	(1,123,740)	(87,443)	(105,702)	174,060	(214,350)	3,309,622	-	2,010,737
Bridge notes	-	-	-	976,968	-	-	-	(928,148)	(29,027)	11,087	(47,925)	-	17,045	-
New bridge notes	-	-	-	-	555,314	-	-	(620,453)	(29,534)	29,534	(9,837)	-	74,976	-
DIP	15.0%	20.9% (b)	Feb-26	-	7,920,511	-	-	-	(249,714)	250,654	(399,438)	-	118,515	7,640,528
Superpriority notes	-	-	-	-	2,806,143	-	-	(2,953,837)	(854,456)	856,190	(169,229)	-	315,189	-

Aircraft, engines and others	Sofr 1M + 4.6%	Sofr 1M + 4.6%	May-26	729,110	-	-	-	-	(24,732)	43,932	(102,979)	-	-	645,331
	Sofr 3M + 2.6%	10.2%	Dec-27	116,145	284,671	-	-	(105,342)	(18,706)	12,780	(31,079)	-	3,610	262,079
	-	-	-	-	103,136	(102,757)	-	-	(841)	735	(273)	-	-	-
	4.9%	4.8%	Mar-29	145,822	-	-	-	(19,547)	(6,478)	9,796	(24,325)	(29,985)	478	75,761
Executed letters of credit (d)	-	-	-	-	1,126,237	102,757	-	-	-	-	(62,038)	-	-	1,166,956

				13,543,411	13,277,935	-	(1,613,050)	(4,932,894)	(1,557,301)	2,062,313	(2,384,479)	125,309	534,061	19,055,305
In local currency - R$

Debêntures (a)	CDI + 3.9%	18.8%	Feb-31	841,858	-	-	-	(210,379)	(84,859)	85,472	-	(9,635)	6,749	629,206
Executed derivatives (d)	-	-	-	-	-	38,576	-	(335)	-	-	-	-	-	38,241
Executed letters of credit (d)	-	-	-	-	637,046	-	-	(37,884)	-	-	-	-	-	599,162
Others	6.5%	6.5%	Mar-27	596,148	-	-	-	(557,616)	(35,053)	359	-	-	207	4,045

				1,438,006	637,046	38,576	-	(806,214)	(119,912)	85,831	-	(9,635)	6,956	1,270,654

Total in R$				14,981,417	13,914,981	38,576	(1,613,050)	(5,739,108)	(1,677,213)	2,148,144	(2,384,479)	115,674	541,017	20,325,959

Current				2,207,199										11,291,848
Non-current				12,774,218										9,034,111

(a)	Due to the restructuring, R$542,438 was recorded in the income statement under the caption “Restructuring of loans and financing”. The amount refers to R$396,779 of incorporation of fees and R$155,294, mainly, of costs of the original fundraising, mainly from costs of the original funding and the reversal of R$9,635 in interest and fees.
(b)	The effective rate of 20.9% p.a. are due to the very short maturity terms and transaction costs.
(c)	The balances of the transfers are between the line items “Loans and financing” and “Derivative financial instruments.”
(d)	The fees and maturities are being negotiated.

33

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1        Schedule of amortization of debt

	Consolidated
Description	September 30, 2025	December 31, 2024

2025	902,994	2,207,199
2026	10,443,978	1,211,585
2027	183,922	160,172
2028	5,687,489	6,267,806
2029	940,795	1,520,407
After 2029	2,166,781	3,614,248
	20,325,959	14,981,417

Current	11,291,848	2,207,199
Non-current	9,034,111	12,774,218

18.2	Restructuring

18.2.1   Senior notes

During the first quarter of 2025, in exchange for the substantial balance of Senior Notes 2028, 2029 and 2030 – (“Existing Notes”), the subsidiary Azul Secured issued Senior Notes 1L – 2028 and Senior Notes 2L – 2029 and 2030 with the following conditions:

•	Senior Notes 1L – 2028: R$6,180,810 (equivalent to US$1,048,839) in principal amount, on a first-lien basis, due in 2028, remuneration of 11.9% p.a. and incorporation into the principal of fees in the amount of R$396,779;

•	Senior notes 2L – 2029: R$1,443,339 (equivalent to US$238,015) in principal amount, on a second-lien basis, maturing in 2029, remuneration of 11.5% p.a. and incorporation of interest into the principal of R$26,854; and

•	Senior notes 2L – 2030: R$3,309,622 (equivalent to US$546,620) in principal amount, on a second-lien basis, maturing in 2030, remuneration of 10.9% p.a. and incorporation of interest into the principal of R$58,290.

The Senior Notes 1L – 2028 are guaranteed on a first lien basis after the payments of the super-priority Notes, but before the payments of the Senior Notes 2L – 2029 and 2030, in addition to other debts and other obligations, as per priorities established in an agreement between creditors. The guarantee package consists of the fiduciary assignment of the flow of receivables of Azul Viagens, the loyalty program and the fiduciary sale of the intellectual property of the loyalty program.

In addition, the Company has executed supplemental indentures to amend the terms of the Existing Notes in accordance with its solicitation of consents to substantially eliminate all restrictive covenants, events of default and collateral.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the result.

34

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

In the second quarter of 2025, the Company converted R$1,613,050 of the principal amount of the Senior notes 2L – 2029 and 2030 into 450,572,669 preferred shares at a price of R$1.95 (reais), and recognized a gain of R$734,433 in the statements of operations under the line item “Debt into equity conversion”.

18.2.2   Debentures

In September 2025, the Company renegotiated the terms of its non-convertible debentures, resulting in the postponement of the maturity date to February 2031, in the principal and interest amortization schedule to monthly starting in March 2026 and September 2025, respectively, and the remuneration rates to CDI + 3,9% p.a. as from September 2025.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Consequently, the previously recorded proportional amounts were derecognized, and a new liability was recognized. For this reason, any costs or fees incurred were recognized in profit or loss.

18.3	Relevant Funding

18.3.1   Superpriority Notes

During the first quarter of 2025, the subsidiary Azul Secured issued superpriority notes in a private, in the principal amount of R$3,093,825 (equivalent to US$525,000), with costs of R$315,190, interest equivalent to Sofr Index + 8.3% p.a. (if paid in cash) or + 10.7% p.a. (if is capitalized), quarterly interest payments, the first in February 2025, and due in January 2030.

Additionally, interest in the amount of R$27,508 was incorporated into the principal. In July 2025, the balance was settled.

18.3.2	New bridge notes

In April 2025, the subsidiary Azul Secured 2 obtained from its current debt security holders an additional financing of R$610,208 (equivalent to US$107,656), with costs of R$74,976, interest equivalent to 13.5% p.a., monthly interest amortization and maturity in October 2025.

Additionally, interest in the amount of R$20,082 was incorporated into the principal. In July 2025, the balance was settled.

18.3.3	Debtor in possession – DIP

In May 2025, the subsidiary Azul Secured access to a DIP financing facility of approximately US$1.6 billion, which will be disbursed pursuant to authorization from the United States Bankruptcy Court. The Company has already obtained access to R$7,960,927 net of the R$412,881 funding costs, resulting in R$7,548,046 (equivalent to US$1.4 billion), with interest equivalent to 15.0% p.a. and maturing in February 2026.

Additionally, interest of R$309,961 was incorporated into the principal, and R$62,504 related to costs on the remaining financing line was transferred to the heading "Other assets" rubric.

35

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

In July 2025, using the funds from the DIP facility, the Company made payments on the Superpriority Notes and New Bridge Notes transactions.

18.3.4	Letters of Credit

During the second and third quarter of 2025, the subsidiary ALAB recognized the amount of R$1,763,283 related to the execution of letters of credit that were used for security deposits, maintenance reserves and other.

18.4	Covenants

The Company continues to measure the restrictive covenants of some of its loan and financing contracts according to the original conditions, while awaiting future agreements that may be reached with its creditors under the scope of Chapter 11, as shown below.

Although the Chapter 11 process may have triggered the non-fulfillment of certain obligations, counterparties are prevented from taking any action as a result of alleged defaults.

19.	LEASES

36

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

As of September 30, 2025, the Company continues to present its leases and measure its restrictive covenants, in accordance with the original conditions, awaiting future agreements that may be signed with its creditors under Chapter 11.

19.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to lessors, which included:

•	Elimination of share issuance obligations in exchange for 93,697,586 new preferred shares in a single issuance;

•	Partial exchange of the Notes 2030 for new unsecured notes due in 2032 and an option for the Company to incorporate interest into principal (“PIK”); and

•	Definitive and binding agreements, with deferrals of balances, extensions of terms and changes in amounts.

37

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.2	Leases

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	September 30, 2025

Lease without purchase option:
Aircraft, engines and simulators	9.5	17.1%	16,357,918	758,977	1,943,565	(2,751,363)	1,780,374	(155,250)	(140,583)	(2,377,910)	15,415,728
Others	4.5	15.6%	269,886	10,089	20,384	(70,245)	19,960	-	(969)	(19,738)	229,367
Lease with purchase option:
Aircraft, engines and simulators	4.6	15.6%	710,894	-	85,903	(111,445)	59,412	-	-	(131,515)	613,249

Total			17,338,698	769,066	2,049,852	(2,933,053)	1,859,746	(155,250)	(141,552)	(2,529,163)	16,258,344

Current			4,928,197								3,965,367
Non-current			12,410,501								12,292,977

(a)	Transfer balances are to “Accounts payable”.

19.3	Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	September 30, 2025

Financing with lessors – Notes	5.5	16.3%	1,356,984	(32,031)	(550,674)	120,230	(163,564)	730,945

Total			1,356,984	(32,031)	(550,674)	120,230	(163,564)	730,945

Current			144,706					62,949
Non-current			1,212,278					667,996

38

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.4	Leases – Convertible to equity

Parent company and Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	September 30, 2025

Financing with lessors – Convertible to equity	-	-	2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Total			2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Current			1,241,318					-
Non-current			1,441,847					-

39

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.5	Schedule of amortization of leases

	Consolidated
Description	September 30, 2025	December 31, 2024

2025	1,505,997	5,219,787
2026	3,568,949	3,935,627
2027	3,495,215	3,473,086
2028	3,670,112	3,095,203
2029	3,100,285	2,797,924
After 2029	15,549,747	10,562,642
Minimum lease payments	30,890,305	29,084,269

Financial charges	(14,631,961)	(11,745,571)

Present value of minimum lease payments	16,258,344	17,338,698

Current	3,965,367	4,928,197
Non-current	12,292,977	12,410,501

19.6	Schedule of amortization of leases – Notes

	Consolidated
Description	September 30, 2025	December 31, 2024

2025	33,440	155,502
2026	44,587	132,873
2027	44,587	132,873
2028	44,587	132,873
2029	44,587	132,873
After 2029	1,382,270	1,838,076
Minimum lease payments	1,594,058	2,525,070

Financial charges	(863,113)	(1,168,086)

Present value of minimum lease payments	730,945	1,356,984

Current	62,949	144,706
Non-current	667,996	1,212,278

19.7	Schedule of amortization of leases – Convertible to equity

	Parent company and Consolidated
Description	September 30, 2025	December 31, 2024

2025	-	1,292,650
2026	-	1,058,962
2027	-	757,234
Minimum lease payments	-	3,108,846

Financial charges	-	(425,681)
Present value of minimum lease payments	-	2,683,165

Current	-	1,241,318
Non-current	-	1,441,847

40

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.8	Covenants

The Company measures restrictive clauses (“covenants”) in some of its lease agreements, as follows:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

Leases	Annual	(i) Adjusted debt service coverage ratio (DSCR); equal to or greater than 1.2; and (ii) Financial leverage, less than or equal to 5.5.	N/A
Leases – Notes	Quarterly	(i) Immediate Liquidity exceeding R$1.5 billion at the end of each quarter	Reached

20.	CONVERTIBLE DEBT INSTRUMENTS

Parent company and Consolidated
Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2024	Funding (b)	Variation of the conversion right	Payment of interest	Interest incurred	Foreign currency exchange (c)	Effect of restructuring(b)	September 30, 2025

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,182,368	84,884	(743,328)	(186,111)	301,477	12,918	249,715	550,342

Total in R$				1,182,368	84,884	(743,328)	(186,111)	301,477	12,918	249,715	550,342

Current				124,321							54,401
Non-current				1,058,047							495,941

(a)	Does not consider the conversion right.

(b)	Due to restructuring, the amount refers to the payment of a premium of R$1,428, extinction and reconstitution of the conversion right of R$961,252 and income from extinction and reconstitution of the debt of R$712,965, resulting in the amount of R$249,715, with R$84,884 added relating to the incorporation of fees into the principal.

(c)	Consider the original exchange rate.

20.1	Schedule of debt amortization
	Parent company and Consolidated
Description	September 30, 2025	December 31, 2024

2025	54,401	124,321
2028	495,941	1,058,047
	550,342	1,182,368

Current	54,401	124,321
Non-current	495,941	1,058,047

20.2	Restructuring

During the first quarter of 2025, the Company renegotiated the convertible debentures, with payment of a premium of R$1,428 (equivalent to US$242) and a change in the conversion price from R$22.78 reais to R$3.37 reais. There was no change in the maturity date or nominal interest rate.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the income statement.

41

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.	ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Accounts payable	9,892	6,642	4,569,216	4,624,784
Accounts payable – Notes	-	-	457,949	511,389
Accounts payable – Convertible to equity	-	173,448	-	173,448
	9,892	180,090	5,027,165	5,309,621

Current	9,892	72,674	3,492,392	4,147,225
Non-current	-	107,416	1,534,773	1,162,396

21.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to suppliers, which included:

•	Elimination of share issuance obligations in exchange for 2,312,402 new preferred shares in a single issuance;

•	Exchange of the Notes 2030 for new unsecured notes due in 2032 and an option to incorporate interest into the principal (“PIK”); and

•	Definitive and binding agreements with deferrals of balances.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
Changes in fair value	Forward - fuel	Conversion right debentures (a)	Total

At December 31, 2024	(65,375)	(51,740)	(117,115)

Gains (losses) recognized in result	(20,023)	743,328	723,305
Payments	46,822	-	46,822
Transfers(b)	38,576	-	38,576
Restructuring (c)	-	(961,252)	(961,252)

At September 30, 2025	-	(269,664)	(269,664)

(a)	Balance recorded in the parent company.

(b)	The balance of transfers to “Loans and Financing”.

(c)	Refers to the effects of the extinction and reconstitution of the right of conversion.

42

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

23.	AIRPORT TAXES AND FEES

	Consolidated
Description	September 30, 2025	December 31, 2024

Tax transaction	918,963	916,690
Airport fees	367,391	212,125
Boarding tax	146,986	231,913
Other taxes	12,050	16,691

	1,445,390	1,377,419

Current	711,465	584,739
Non-current	733,925	792,680

24.   AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

	Consolidated
Description	September 30, 2025	December 31, 2024

Air traffic liability and loyalty program	7,130,190	7,191,998
Breakage	(1,123,298)	(865,941)
	6,006,892	6,326,057

Average use term (a)	62 days	59 days

(a)   Considers only passenger transportation to be performed.

25.   SALARIES AND BENEFITS

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Salaries and benefits	2,944	2,470	610,228	508,412
Share-based payment	-	-	1	36

	2,944	2,470	610,229	508,448

43

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

26.   TAXES PAYABLE

	Parent company		Consolidated
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Tax transaction	938	899	231,558	230,214
Taxes withheld	390	504	61,583	80,868
Import taxes	-	357	3,309	9,497
Others	-	5	9,383	3,374

	1,328	1,765	305,833	323,953

Current	484	956	105,576	125,055
Non-current	844	809	200,257	198,898

27.   PROVISIONS

27.1	Breakdown of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil and labor risks (b)	Post-employment benefit	Total

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

Additions	(944,586)	470,203	115	(474,268)
Write-offs	(39,337)	(431,182)	-	(470,519)
Interest incurred	138,186	3,641	705	142,532
Foreign currency exchange	(503,453)	-	-	(503,453)

At September 30, 2025	2,599,142	265,141	9,045	2,873,328

At September 30, 2025
Current	262,935	142,225	-	405,160
Non-current	2,336,207	122,916	9,045	2,468,168

At December 31, 2024
Current	560,587	110,135	-	670,722
Non-current	3,387,745	112,344	8,225	3,508,314

(a) Nominal discount rate 10.8% p.a. (10.8% p.a. on December 31, 2024).

(b) Considers provision for civil risks in the amount of R$300 in the parent company (R$142 as of December 31, 2024).

44

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.1.1       Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Tax	88,613	78,936	270,741	89,826
Civil	118,562	76,608	146,886	126,818
Labor	57,966	66,935	229,995	194,234
	265,141	222,479	647,622	410,878

27.1.1.1 Tax

During the third quarter of 2025, the Company became aware of proceedings with a possible loss estimate, concerning the tax bases of Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), and Value-Added Tax on Sales and Services (ICMS), in the amount of R$161,147.

27.1.1.2 Civel

The increase in lawsuits with estimates of probable and possible losses is due to the significant increase in lawsuits received, as well as the decisions handed down in recent months.

The values are dispersed and it is not appropriate to highlight any specific lawsuit.

27.1.1.3 Labor

The Company has labor-related lawsuits, mainly concerning discussions related to overtime pay, hazard pay and salary equalization. The amounts are dispersed, and it is not appropriate to highlight any specific case.

45

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.   RELATED-PARTY TRANSACTIONS

28.1	Transactions between companies

28.1.1 Balances

In compliance with accounting standards, such transactions were duly eliminated for consolidation purposes.

			Parent company
Creditor	Debtor	Type of operation	September 30, 2025	December 31, 2024

Azul	Others	Debt restructuring – costs	19,217	21,146
Azul	Others	Debt restructuring – conversion of debt into equity	1,460,608	-
Azul	Others	Debt restructuring – equity	-	2,856,613
Others	Azul	Loan	(1,216,896)	(264,718)
Others	Azul	Debt restructuring – convertible debt instruments	(34,614)	-
Others	Azul	Debt restructuring – costs	(385,922)	(823,581)
			(157,607)	1,789,460

Rights with related parties current			-	1,307,350
Rights with related parties non-current			1,479,825	1,570,408
Obligations with current related parties			(36,509)	(5,291)
Obligations with related parties non-current			(1,600,923)	(1,083,007)

28.1.2       Compensation of key management personnel

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Salaries and benefits	10,199	8,237	26,761	28,090
Post-employment benefit	174	228	522	684
Share-based payment	1	8,335	68,220	30,257

	10,374	16,800	95,503	59,031

Stock-based compensation plan considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow.

The increase in expense in 2025 refers to the cancellation of stock option and RSU plan options that had not yet vested, accelerating the recognition of the expense.

46

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.1.3       Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

28.1.4       Corporated contract

In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.

28.1.5       Breeze

The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted on and approved by 97% of the Azul’s shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

In 2024, the Company finalized the sublease contracts.

The balances of the remaining operations with Breeze are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	September 30, 2025	December 31, 2024

ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	2,321	2,703
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(9,801)	(11,411)

				Consolidated
				Nine-month periods ended
Revenue	Expense	Type of operation	Note	September 30, 2025	September 30, 2024
ALAB	Breeze	Interest incurred	Financial income	-	1,754

28.1.6       Azorra

In August 2022, the Company entered into aircraft and engine sales and lease agreements with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The operations with Azorra are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	September 30, 2025	December 31, 2024

ALAB	Azorra	Accounts receivable	Accounts receivable	-	118,013
ALAB	Azorra	Reserved for maintenance	Deposits	17,665	-
ALAB	Azorra	Security deposits	Deposits	51,075	46,213
Azorra	ALAB	Leases	Leases	(337,160)	(473,428)
Azorra	Azul Investments	Leases – Notes	Leases	(63,513)	(96,458)
Azorra	Azul	Leases – Convertible to equity	Leases	-	(150,441)

47

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

				Consolidated
				Nine-month periods ended
Revenue	Expense	Type of operation	Note	September 30, 2025	September 30, 2024
Azorra	ALAB	Interest incurred	Financial expense	71,403	56,539

28.1.7       Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of September 30, 2025 and December 31, 2024, the Company has no outstanding balance with Lilium.

28.1.8 United

The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of September 30, 2025 and December 31, 2024 the balance is not significant.

29.   EQUITY

29.1	Issued capital

(a)	Considers the amount of R$71,034 referring unpaid capital

(b)	Considers the conversion of 96,009,988 preferred shares, with an issuance value of R$32.09 per share and a fair value of R$3.29 per share, resulting in a fair value adjustment of R$2,765,066.

(c)	Considers the conversion of 450,572,669 preferred shares, with an issuance value of R$3.58 per share and a fair value of R$1.95 per share, resulting in a fair value adjustment of R$734,433.

48

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company’s shareholding structure is presented below:

	Parent company and Consolidated
	September 30, 2025			December 31, 2024
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	0.8%	2.9%	67.0%	2.2%	4.5%
Trip Shareholders (a)	33.0%	0.7%	1.4%	33.0%	1.8%	2.9%
Ballyfin Aviation II	-	5.7%	5.6%	-	-	-
United Airlines Inc	-	2.1%	2.0%	-	5.5%	5.4%
Others	-	90.7%	88.1%	-	90.4%	87.1%
Treasury shares	-	-	-	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)   This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

The Company is authorized, by resolution of the Board of Directors, to increase the capital issued, regardless of any amendments to bylaws, with the issue of up to R$30,000,000, just of conversion into preferred shares and the issuance of up to 7,500,000 new common shares. The Board of Directors will set the conditions for the issue, including price and payment terms.

29.2	Treasury shares

	Parent company and Consolidated
Description	Number of shares	Value	Average cost (in R$)

At December 31, 2024	264,496	4,334	16.39

Repurchase	4,000	4	1
Returns	(73,635)	(1,190)	16.16

At September 30, 2025	194,861	3,148	16.16

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

49

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

30.   EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Numerator
Profit (loss) for the period	(1,366,462)	121,186	1,755,161	(4,738,724)

Denominator
Weighted average number of common shares	1,828,965,105	928,965,058	1,828,965,105	928,965,058
Weighted average number of preferred shares (a)	831,808,084	335,326,702	763,738,002	335,275,653
Economic value of preferred shares	75	75	75	75
Weighted average number of equivalent preferred shares (b)	856,194,285	347,712,903	788,124,203	347,661,854
Weighted average number of equivalent common shares (c)	64,214,571,405	26,078,467,708	59,109,315,255	26,074,639,033
Weighted average number of presumed conversions	320,136,768	667,808,498	320,136,768	667,808,498
Weighted average number of shares that would have been issued at average market price (d)	-	98,733	-	151,004

Basic profit (loss) per common share – R$	(0.02)	-	0.03	(0.18)
Diluted profit (loss) per common share – R$	(0.02)	-	0.03	(0.18)
Basic profit (loss) per preferred share – R$	(1.6)	0.35	2.23	(13.63)
Diluted profit (loss) per preferred share – R$	(1.6)	0.35	2.23	(13.63)

(a)	Does not consider treasury shares.

(b)	This refers to the participation in the value of the Company’s total equity, calculated as if all common shares had been converted into preferred shares at the conversion ratio of 75 common shares for each preferred share.

(c)	This refers to the participation in the value of the Company’s total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

(d)	Due to the fact that the share price as of September 30, 2025 is lower than the exercise price of stock options and convertible debentures, there is no expectation of share issuance.

31.   SHARE-BASED PAYMENT

During the first quarter of 2025, the creation of the first Stock Option plan program was approved, granting up to 250,000,000 shares and until three-year vesting period.

During the second quarter of 2025, the Company canceled the shares of the Option Plan and RSU that were not yet vested.

In accordance with CPC 10 – Share-Based Payment, equivalent to IFRS 2, the Company concluded that due to the cancellation, it was necessary to anticipate the recognition of expenses for these plans. Therefore, the remaining unrecognized expenses were fully allocated to profit or loss, reflecting the termination of the Company’s future obligations related to these programs.

50

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2024	24,624,503	1,841,022	181,011	26,646,536

Exercised	-	(101,565)	-	(101,565)
Canceled	(15,787,673)	(1,025,871)	(82,845)	(16,896,389)

At September 30, 2025	8,836,830	713,586	98,166	9,648,582

	Parent company and Consolidated
Description	September 30, 2025	December 31, 2024

Share price (in reais)	1.20	3.54
Total obligation related to the phantom shares plan	1	36

The expenses of share-based compensation plans are shown below:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Option plan	-	9,046	62,031	29,411
RSU	197	1,782	8,717	5,183
Phantom shares	1	(57)	(35)	(1,580)
	198	10,771	70,713	33,014

51

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.1	Assumptions

31.1.1 Stock option

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	-	4.0	1,774,418	864,700	864,700
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	-	3.0	1,514,999	1,027,448	1,027,448
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,624,480	4,624,480
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	-	5.0	8,900,000	-	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	-	4.0	1,800,000	439,627	439,627
October 23, 2024	4.04	3.25	73.0%	-	12.9%	25.0%	-	4.0	2,200,000	-	-
December 14, 2024	4.17	2.16	72.8%	-	14.8%	25.0%	-	4.0	2,000,000	-	-
									34,647,866	8,836,830	8,836,830

31.1.2       RSU

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2021	25.0%	42.67	-	4.0	300,000	-
July 7, 2022	25.0%	11.72	0.7	4.0	335,593	14,925
July 7, 2022	25.0%	11.72	0.7	4.0	671,186	41,525
July 7, 2023	25.0%	19.32	1.7	4.0	500,000	60,232
October 23, 2024	25.0%	5.48	3.1	4.0	671,502	388,263
December 13, 2024	25.0%	4.17	3.2	4.0	335,751	208,641
					2,814,032	713,586

31.1.3       Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
August 7, 2018	20.43	0.00	90.8%	-	14.3%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.01	90.8%	-	14.3%	33.3%	-	3.0	3,250,000	30,696	30,696
April 30, 2020	10.35	0.04	86.7%	-	13.9%	25.0%	-	4.0	1,600,000	12,520	12,520
August 17, 2021	33.99	0.01	84.1%	-	13.7%	25.0%	-	4.0	580,000	1,430	1,430
									6,137,400	98,166	98,166

52

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.   SALES REVENUE

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Passenger revenue	5,294,895	4,763,216	14,892,736	12,980,807
Other revenues	482,147	386,821	1,285,534	1,087,494

Total	5,777,042	5,150,037	16,178,270	14,068,301

Taxes levied
Passenger revenue	(799)	(461)	(2,344)	(1,948)
Other revenues	(39,198)	(19,979)	(102,115)	(85,599)

Total taxes	(39,997)	(20,440)	(104,459)	(87,547)

Total revenue	5,737,045	5,129,597	16,073,811	13,980,754

Revenues by geographical location are as follows:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Domestic revenue	4,500,169	4,256,917	12,719,183	11,490,832
Foreign revenue	1,236,876	872,680	3,354,628	2,489,922

Total revenue	5,737,045	5,129,597	16,073,811	13,980,754

33.   COSTS AND EXPENSES BY NATURE

	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Administrative expenses
Salaries and benefits	(4,903)	(4,243)	(25,128)	(21,848)
Insurances	(5,292)	(1,899)	(10,801)	(4,541)
Others (a)	9,624	(9,497)	(34,260)	(18,563)
	(571)	(15,639)	(70,189)	(44,952)

Other income (expenses), net
Idleness - Depreciation and amortization	(148)	-	2,644	-
Others	(17)	602	(391)	470
	(165)	602	2,253	470

Total	(736)	(15,037)	(67,936)	(44,482)

(a) The balance on September 30, 2025, primarily refers to restructuring costs.

53

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Cost of services
Aircraft fuel	(1,370,180)	(1,493,933)	(4,330,863)	(4,220,787)
Salaries and benefits	(552,537)	(598,598)	(1,888,148)	(1,819,404)
Airport taxes and fees	(324,609)	(287,057)	(959,002)	(768,900)
Auxiliary services for air transport	(241,752)	(221,887)	(726,560)	(636,621)
Maintenance	(186,880)	(192,160)	(592,135)	(560,554)
Depreciation and amortization (a)	(714,992)	(623,211)	(2,287,989)	(1,843,097)
Impairment	-	7,092	-	21,366
Insurances	(18,127)	(20,975)	(62,419)	(62,711)
Rent and ACMI (b)	(277,951)	(76,543)	(574,975)	(196,520)
Others	(434,477)	(32,388)	(150,791)	(300,660)
	(4,121,505)	(3,539,660)	(11,572,882)	(10,387,888)

Selling expenses
Salaries and benefits	(10,412)	(9,602)	(35,273)	(31,269)
Advertising and publicity	(230,495)	(240,212)	(641,204)	(633,643)
	(240,907)	(249,814)	(676,477)	(664,912)

Administrative expenses
Salaries and benefits	(49,000)	(39,667)	(135,899)	(127,780)
Depreciation and amortization (a)	(2,407)	(2,912)	(7,424)	(8,940)
Insurances	(5,292)	(1,899)	(10,801)	(4,541)
Others (c)	(468,932)	(118,216)	(962,634)	(295,743)
	(525,631)	(162,694)	(1,116,758)	(437,004)

Other income (expenses), net
Others	(175,384)	(150,250)	(589,443)	(221,857)
	(175,384)	(150,250)	(589,443)	(221,857)

Total	(5,063,427)	(4,102,418)	(13,955,560)	(11,711,661)

(a)	Net of PIS and COFINS credits in the amount of R$9,874 in the quarter and R$6,924 in the nine-month period ended September 30, 2025 (R$356 in the quarter and R$1,175 in the nine-month period ended September 30, 2024).

(b)	Includes subcontracting of air transportation in the amount of R$122,538 for the quarter and R$225,211 for the nine-month period ended September 30, 2025.

(c)	The balance as of September 30, 2025, mainly refers to the effects of the restructuring.

54

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.   FINANCIAL RESULT

	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Financial income
Interest on short and long-term investments	-	29	46	80
Debt to equity conversion	-	-	734,433	-
Others	5	586	13	3,154
	5	615	734,492	3,234
Financial expenses
Interest on loans and financing	-	(9,574)	(4,609)	(20,142)
Interest on convertible instruments	(104,046)	(70,373)	(301,477)	(198,406)
Interest accounts payable	(37)	(24)	(68)	(36)
Amortized cost of loans and financing	-	(2,054)	-	(4,446)
Cost of financial operations	-	(97)	-	(258)
Restructuring of debentures	-	-	(334,599)	-
Other restructuring costs	-	-	(27,963)	-
Others	(28,559)	(187)	(47,976)	(2,220)
	(132,642)	(82,309)	(716,692)	(225,508)

Derivative financial instruments, net	(137,410)	(183,050)	743,328	174,121

Foreign currency exchange, net	(2,095)	28,854	(29,321)	(168,954)

Financial result, net	(272,142)	(235,890)	731,807	(217,107)

55

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Financial income
Interest on short and long-term investments	17,915	40,407	66,526	105,702
Sublease receivables	-	175	-	1,754
Fair value of TAP Bond	-	9,012	4,127	12,017
Debt to equity conversion	-	-	734,433	-
Others	25,376	6,941	53,443	32,980
	43,291	56,535	858,529	152,453
Financial expenses
Interest on loans and financing	(1,205,485)	(367,950)	(2,148,144)	(985,749)
Interest on reverse factoring	-	(1,831)	-	(10,203)
Interest on lease	(664,990)	(635,889)	(2,049,330)	(1,772,211)
Interest on convertible instruments	(104,046)	(70,373)	(301,477)	(198,406)
Interest accounts payable and airport taxes and fees	(137,425)	(49,543)	(373,757)	(262,695)
Interest on provisions	(42,219)	(37,203)	(142,532)	(77,342)
Interest on factoring credit card receivables	(57,822)	(84,313)	(278,386)	(244,374)
Amortized cost of loans and financing	(472,665)	(23,413)	(541,017)	(57,108)
Cost of financial operations	(97,530)	(28,586)	(184,696)	(88,334)
Fair value of TAP Bond	(5,126)	(8,233)	(39,995)	(14,842)
Restructuring of loan and financing	9,635	-	(542,438)	-
Restructuring of debentures	-	-	(334,599)	-
Other restructuring costs	-	-	(215,354)	-
Others	(87,990)	(13,382)	(241,816)	(167,704)
	(2,865,663)	(1,320,716)	(7,393,541)	(3,878,968)

Derivative financial instruments, net	(137,411)	(305,137)	723,305	53,303

Foreign currency exchange, net	919,703	664,010	5,448,644	(3,373,158)

Financial result, net	(2,040,080)	(905,308)	(363,063)	(7,046,370)

35.   RISK MANAGEMENT

The fair value hierarchy of the Company’s consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Liabilities and equity
Convertible debt instruments – conversion right	20	2	(269,664)	(51,740)	(269,664)	(51,740)

56

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Assets
Long-term investments – TAP Bond	6	2	969,556	1,004,505	969,556	1,004,505

Liabilities and equity
Loans and financing	18	-	(20,325,959)	(14,981,417)	(20,444,259)	(13,949,702)
Convertible debt instruments – conversion right	20	2	(269,664)	(51,740)	(269,664)	(51,740)
Derivative financial instruments	22	2	-	(65,375)	-	(65,375)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

35.1	Market risks

35.1.1 Interest rate risk

35.1.1.1 Sensitivity analysis

As of September 30, 2025, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	September 30, 2025	Weighted Rate (p.a.)	September 30, 2025

Exposed assets (liabilities), net	14.9%	(497,989)	4.0%	(1,328,265)

Effect on profit or loss

Interest rate devaluation by -10%	13.4%	7,935	3.6%	5,374
Interest rate devaluation by -25%	11.2%	19,837	3.0%	13,434
Interest rate appreciation by 10%	16.4%	(7,935)	4.5%	(5,374)
Interest rate appreciation by 25%	18.6%	(19,837)	5.1%	(13,434)

35.1.2       Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of September 30, 2025, forward transactions on fuel (note 22).

57

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.1.2.1       Sensitivity analysis

The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liters:

	Consolidated
	Exposure to price
	Three-month periods ended		Nine-month period ended
	September 30, 2025		September 30, 2025
Description	Price (*)	Expense	Price (*)	Expense

Aircraft fuel	4.0	(1,370,180)	4.2	(4,330,863)

Effect on profit or loss

Devaluation by -10%	3.6	137,018	3.8	433,086
Devaluation by -25%	3.0	342,545	3.2	1,082,716
Appreciation by 10%	4.4	(137,018)	4.6	(433,086)
Appreciation by 25%	5.0	(342,545)	5.3	(1,082,716)

35.1.3       Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company’s cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	3,049	503	447	464
Related parties	1,479,825	2,877,759	-	-

Total assets	1,482,874	2,878,262	447	464

Liabilities and equity
Convertible debt instruments	(280,678)	(1,182,368)	-	-
Leases	-	(2,683,165)	-	-
Accounts payable	(1,008)	(173,448)	-	-
Related parties	(1,117,275)	(823,581)	-	-

Total liabilities	(1,398,961)	(4,862,562)	-	-

Net exposure	83,913	(1,984,300)	447	464

Net exposure in foreign currency	15,777	(320,446)	72	72

58

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Exposure to US$		Exposure to €
Description	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	371,784	76,267	8,201	6,420
Long-term investments	-	-	969,556	1,004,505
Accounts receivable	495,077	687,396	18,135	2,927
Deposits	4,142,512	3,257,360	62,830	11,581
Other assets	63,453	72,360	17,323	5,535

Total assets	5,072,826	4,093,383	1,076,045	1,030,968

Liabilities and equity
Loans and financing	(19,299,237)	(13,720,427)	-	-
Leases	(16,858,710)	(21,250,461)	-	-
Convertible debt instruments	(280,678)	(1,182,368)	-	-
Accounts payable	(2,956,632)	(3,356,243)	-	-
Airport taxes and fees	(5,568)	(3,373)	-	-
Provisions	(2,599,186)	(3,947,439)	-	-
Other liabilities	(13,522)	(31,055)	(26)	(15)

Total liabilities	(42,013,533)	(43,491,366)	(26)	(15)

Net exposure	(36,940,707)	(39,397,983)	1,076,019	1,030,953

Net exposure in foreign currency	(6,945,570)	(6,362,415)	172,400	160,178

35.1.3.1       Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	September 30, 2025	Closing rate	September 30, 2025

Exposed assets (liabilities), net	5.3	83,913	6.2	447

Effect on profit or loss

Foreign currency devaluation by -10%	4.8	(8,391)	5.6	(45)
Foreign currency devaluation by -25%	4.0	(20,978)	4.7	(112)
Foreign currency appreciation by 10%	6.0	8,391	6.9	45
Foreign currency appreciation by 25%	6.6	20,978	7.8	112

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	September 30, 2025	Closing rate	September 30, 2025

Exposed assets (liabilities), net	5.3	(36,940,707)	6.2	1,076,019

Effect on profit or loss

Foreign currency devaluation by -10%	4.8	3,694,071	5.6	(107,602)
Foreign currency devaluation by -25%	4.0	9,235,177	4.7	(269,005)
Foreign currency appreciation by 10%	6.0	(3,694,071)	6.9	107,602
Foreign currency appreciation by 25%	6.6	(9,235,177)	7.8	269,005

59

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.2	Credit risk

Credit risk is inherent to the Company’s operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that maintain a relationship and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contribute to credit risk.

The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

35.3	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of September 30, 2025 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	20,325,959	24,988,845	13,367,563	11,582,351	38,931
Leases	16,989,289	32,484,363	4,296,560	16,529,936	11,657,867
Convertible debt instruments	550,342	939,483	181,065	758,418	-
Accounts payable	5,027,165	5,584,744	3,204,313	1,570,037	810,394
Airport taxes and fees	1,445,390	2,028,789	729,612	551,610	747,567

	44,338,145	66,026,224	21,779,113	30,992,352	13,254,759

35.4	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company’s Management continually monitors its net debt.

60

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36. NON-CASH TRANSACTIONS

	Parent company
Description	Effect on share issuance	Debt into equity conversion	Transfer	Total

Investments	315,874	-	-	315,874
Leases	-	-	2,683,166	2,683,166
Convertible debt instruments	-	-	362,466	362,466
Accounts payable	-	-	164,348	164,348
Related parties	-	878,617	(3,209,980)	(2,331,363)
Equity	(315,874)	(878,617)	-	(1,194,491)
September 30, 2025	-	-	-	-

	Parent company
Description	Maintenance reserves	Transfer	Total

Deposits	(8,887)	-	(8,887)
Other assets	8,887	-	8,887
Leases	-	(681,270)	(681,270)
Related parties	-	681,270	681,270
September 30, 2024	-	-	-

61

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Capital increase	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Costs of DIP	Lease Modifications	Transfers	Execution of letters of credit	Total

Accounts receivable	-	-	-	-	67,411	-	(250,982)	(20,129)	11,773	-	-	-	-	-	(191,927)
Inventories	-	-	-	-	-	-	-	-	-	-	-	-	(29,390)	-	(29,390)
Deposits	-	-	-	-	81,430	-	-	(367,931)	-	-	-	-	-	1,645,547	1,359,046
Property and equipment	411,509	-	-	-	-	-	(181,366)	-	-	-	-	-	6,358	-	236,501
Right-of-use assets	-	522,525	-	-	-	-	-	-	757,062	321,808	-	(597,323)	148,850	-	1,152,922
Intangible assets	-	-	87,714	-	-	-	-	-	-	-	-	-	-	-	87,714
Other assets	-	-	-	37,050	-	-	(176,990)	-	-	-	62,498	-	(125,818)	79,922	(123,338)
Loans and financing	(103,136)	(284,671)	-	-	-	878,617	(256,514)	-	-	-	(424,964)	-	(38,576)	(1,742,081)	(1,971,325)
Leases	-	-	-	-	-	308,265	865,852	-	(769,066)	-	-	154,631	155,250	-	714,932
Convertible debt instruments	-	-	-	-	-	-	-	-	-	-	362,466	-	-	-	362,466
Accounts payable	(308,373)	(237,854)	(87,714)	(37,050)	(148,841)	7,608	-	388,060	231	-	-	-	(155,250)	16,612	(562,571)
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	38,576	-	38,576
Provisions	-	-	-	-	-	-	-	-	-	(321,808)	-	442,692	-	-	120,884
Equity	-	-	-	-	-	(1,194,490)	-	-	-	-	-	-	-	-	(1,194,490)
September 30, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Reverse factoring	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Transfers	Others	Total

Accounts receivable	-	-	-	-	155,555	-	(75,080)	(159,996)	-	-	-	-	-	(79,521)
Aircraft sublease	-	-	-	-	-	-	(9,467)	-	-	-	-	(27,086)	-	(36,553)
Inventories	-	-	-	-	-	-	-	-	-	-	-	(2,260)	(16,012)	(18,272)
Deposits	-	-	-	-	(52,964)	-	-	-	-	-	-	-	-	(52,964)
Property and equipment	530,312	-	-	-	-	-	-	-	-	-	-	(8,535)	(51,957)	469,820
Right-of-use assets	-	190,710	-	-	-	-	-	-	1,508,086	374,593	222,577	66,248	-	2,362,214
Intangible assets	-	-	88,053	-	-	-	-	-	-	-	-	-	-	88,053
Other assets	-	-	-	222,217	-	-	-	-	-	-	-	(28,367)	77,540	271,390
Loans and financing	-	-	-	-	-	-	-	(436,428)	-	-	-	-	-	(436,428)
Leases	-	-	-	-	-	-	84,547	-	(1,514,758)	-	(188,988)	-	-	(1,619,199)
Accounts payable	(530,312)	(190,710)	(88,053)	(222,217)	(102,591)	208,804	-	596,424	2,769	-	-	-	(9,571)	(335,457)
Reverse factoring	-	-	-	-	-	(208,804)	-	-	-	-	-	-	-	(208,804)
Provisions	-	-	-	-	-	-	-	-	-	(374,593)	(33,589)	-	-	(408,182)
Other liabilities	-	-	-	-	-	-	-	-	3,903	-	-	-	-	3,903
September 30, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-

62

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

37. COMMITMENTS

37.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	September 30, 2025	December 31, 2024

Lessors	15	17
Manufacturers	86	94
	101	111

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 17.0% (15.8% on December 31, 2024) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	September 30, 2025	December 31, 2024

2025	637,209	1,960,910
2026	2,768,639	2,517,365
2027	5,822,165	5,910,751
2028	5,013,918	5,284,514
2029	3,482,003	3,691,292
After 2029	921,170	1,088,322
	18,645,104	20,453,154

37.2	Letters of credit

The position of the letters of credit in use by the Company is followed for the following purposes:

	Consolidated
	September 30, 2025		December 31, 2024
Description	R$	US$	R$	US$

Security deposits and maintenance reserve and others	276,473	51,982	2,379,135	384,209
Bank guarantees	-	-	7,005	-
	276,473	51,982	2,386,140	384,209

63

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

38. SUBSEQUENT EVENTS

38.1 Azul updates the market on the progress of its Chapter 11 proceedings

In October 2025, the Business Plan highlights that the Company expects to emerge as a significantly healthier airline with less overall debt, lower lease liabilities, lower aircraft lease payments, and considerably lower leverage.

The Company now estimates a net leverage of 2.5x at emergency updates the market on the progress of the Chapter 11 process. The Company also advises that some negotiations are still ongoing with certain aircraft and engine manufacturers (OEMs) and fleet lessors. While not yet complete, the Company is confident in the successful conclusion of these negotiations in the coming weeks.

38.2	Azul Enters into Agreement with Unsecured Creditors Committee and Updates the Market on the Progress of its Chapter 11 Proceedings

In November 2025, the Company announces that it has entered into an agreement with the Official Committee of Unsecured Creditors (the “Committee”), appointed by the Office of the United States Trustee in connection with the Chapter 11 proceedings, and the ad hoc group of secured noteholders (the “Secured Ad Hoc Group”). The agreement provides for the Committee’s support of the Company’s plan of reorganization (the “Plan”) and, among other terms, contemplates creditors classified under the Plan as General Unsecured Creditors receiving, at their option, either their pro rata:

(a)	share of up to US$20 million, or
(b)	interest in a trust established under the Plan for the benefit of unsecured creditors (the “GUC Trust”), to which the Company has committed to contribute:

i.	warrants struck at an equity value of US$3.8 billion for up to 5.5% of the Company’s equity upon emergence from the restructuring;
ii.	rights for the GUC Trust to receive three annual payments of up to US$6.5 million each, contingent upon the Company achieving certain financial performance targets at the end of 2027, 2028, and 2029; and
iii.	between US$2.5 million and US$5 million for the payment of certain trustee and administrative expenses, in each case, as more fully set forth in, and in accordance with, the terms of the Plan. The quantum of warrants contributed by the Company to the GUC Trust will be reduced to the extent General Unsecured Creditors receive a cash recovery in lieu of interests in the GUC Trust. The agreement also provides for the establishment of a convenience class under the Plan.

The Company believes that entering into this agreement represents a significant milestone toward the successful completion of its restructuring process. It marks an important step in achieving a consensual and orderly resolution that preserves operations, strengthens the Company’s capital structure, and delivers sustainable value to all stakeholders.

Furthermore, the Company announces that it has filed with the United States Bankruptcy Court for the Southern District of New York (“Court”) a revised version of the plan of reorganization (“Plan”) in the Chapter 11 proceedings.

64

AZUL S.A. Notes September 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company has also filed with the Court a revised version of the disclosure statement (“Disclosure Statement”) summarizing the Plan, including information regarding the treatment of the various classes of the Company’s creditors under the Plan, as well as other information related to Azul and the Plan.

The primary purpose of the Disclosure Statement is to enable Azul’s creditors entitled to vote on the Plan to make an informed decision regarding its acceptance or rejection. In this regard, the Company clarifies that the numbers and information contained in the Disclosure Statement shall not be construed, interpreted, or used as projections, guidance, targets, or performance commitments of the Company, nor do they constitute investment recommendations or materials for investment decision-making purposes. The Disclosure Statement has been prepared exclusively for purposes of the Chapter 11 proceedings, and its content derives solely from the rules applicable to such proceedings. Accordingly, it shall not be disclosed, updated, or used for any other purposes, including those provided for under the regulations issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

38.3	Conclusion of the fundraising – DIP

In October and November 2025, the Company raised the amount of R$1,189,624 (equivalent to US$221,000), related to the remaining balance of the DIP financing.

38.4	Azul Updates the Market on the Progress of its Chapter 11 Proceedings

In November 4, 2025, the Company in the context of its Chapter 11 proceedings, a hearing was held the United States Bankruptcy Court for the Southern District of New York (“Court”), during which Azul’s disclosure statement (“Disclosure Statement”) was approved, allowing the Company to begin soliciting votes on its Chapter 11 plan of reorganization (“Plan”). In addition, the Court also approved Azul’s Backstop Commitment Agreement, under which certain parties have committed to provide US$650 million to support the Company’s planned capitalization.

65

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer